Virtu Financial, Inc. 900 3rd Avenue, 29th Floor New York, New York 10022

June 23, 2017

CONFIDENTIAL

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Hugh West

Re:                             Virtu Financial, Inc.
Form 10-K for the Year Ended December 31, 2016
Filed March 14, 2017
Form 8-K
Filed April 20, 2017
File No. 001-37352

Dear Mr. West:

This letter sets forth the responses of Virtu Financial, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 9, 2017 with respect to the above-referenced filings (the “Comment Letter”). For the convenience of the Staff, we have set forth below, in bold face type, the number and text of each comment in the Comment Letter followed by the Company’s responses thereto.

Form 10-K for the Year Ended December 31, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures and Other Items, page 49

1.                                      We note your presentation and discussion of Adjusted Net Trading Income (“ANTI”) by asset class on pages 5-7 and the tabular presentation by category on page 52.  We also note that you do not disclose comparable information by asset class and category for your “trading income, net” (i.e., the U.S. GAAP measure), which causes your non-GAAP measure to be more prominent than the most directly comparable GAAP measure. Please tell us why you believe this presentation complies with Question 102.10 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016 (the “updated Non-GAAP C&DI”) in providing equal or greater prominence to the comparable GAAP measure.

Response to Comment 1

We note that trading income, net is presented on a consolidated basis in the Company’s historical disclosures.  The Company intends to adjust its disclosure going forward to give more prominence to the GAAP measure so that the non-GAAP measure is of equal prominence to the GAAP measure by including a tabular presentation in the below format, showing the Company’s “trading income, net” by category.  We would like to note for the Staff that as a result of the Company’s pending acquisition of KCG Holdings, Inc., (the “Transaction”) pursuant to an Agreement and Plan of Merger dated as of April 20, 2017, the Company is currently assessing its disclosures to be included in future reporting for the combined company following the close of the Transaction.

	For the year ended December 31, 2016
		Average
(In thousands, except percentages)	Total	Daily	%
Trading income, net
Americas Equities	$221,687	$880	33%
EMEA Equities	96,144	382	14%
APAC Equities	75,241	299	11%
Global Commodities	137,576	546	21%
Global Currencies	87,155	346	13%
Options, Fixed income and Other Securities	43,543	173	7%
Unallocated	4,119	16	1%
Total trading income, net	$665,465	$2,642	100%

2.                                      We note your methodology for calculating ANTI differs from your methodology for recording “trading income, net” in accordance with U.S. GAAP, which has the impact of effectively deferring or accelerating revenue recognition in your non-GAAP financial measure.  Please tell us why you believe the non-GAAP adjustments accelerating revenue recognition complies with Question 100.04 of the updated Non-GAAP C&DI.

Response to Comment 2

The Company notes the Staff’s comment and in response thereto respectfully advises the Staff that Question 100.04 of the updated Non-GAAP C&DI indicates that measures that substitute individually tailored revenue recognition and measurement methods for those of U.S. GAAP could violate Rule 100(b) of Regulation G. The Company believes that its methodology for calculating Adjusted Net Trading Income (“ANTI”) does not constitute “an individually tailored revenue recognition method” because the Company’s methodology does not defer or accelerate revenue. ANTI is designed to give a more detailed description of trading income, net, and although revenue may nonetheless be deferred or accelerated in the calculation of a given

ANTI category (other than “Unallocated”), these deferrals or accelerations are caused by differences between how the Company’s internal profit and loss system categorizes ANTI, in contrast to U.S. GAAP, rather than by an individually tailored revenue recognition method. Furthermore, the Company does not believe that its methodology for calculating ANTI is misleading because the inclusion of the “Unallocated” category in the Company’s total ANTI calculation enables a reconciliation from ANTI to U.S. GAAP.  The Company’s reasoning is further described below:

The firm utilizes its internal profit and loss system to measure ANTI by category (non-GAAP) (i.e., American Equities, EMEA Equities, APAC Equities, Global Commodities, Global Currencies and Options, Fixed Income and Other Securities and Unallocated), which sum to the firm’s trading income, net (which is a GAAP measure). The Company believes that its methodology for calculating ANTI is not misleading because of the Unallocated category, but notes for the Staff that in future filings it intends to clarify the footnote to the Unallocated category with the below changes.

“(1) Under our methodology for recording “trading income, net” in our consolidated statements of comprehensive income, we recognize revenues based on the exit price of assets and liabilities in accordance with applicable U.S. GAAP rules, and when we calculate Adjusted Net Trading Income for corresponding reporting periods, we start with trading income, net, so calculated. By contrast, when we calculate Adjusted Net Trading Income by category, we do so on a daily basis, and as a result prices used in recognizing revenues may differ.  Because we provide liquidity on a global basis, across asset classes and time zones, the timing of any particular category of Adjusted Net Trading Income calculation may defer or accelerate the amount in a particular category from one day to another, and, at the end of a reporting period, from one reporting period to another.  The purpose of the Unallocated category is to ensure that ANTI by category sums to total Adjusted Net Trading Income, which can be reconciled to Trading Income, Net, calculated in accordance with GAAP. We do not allocate any resulting differences based on the timing of revenue recognition.”

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 66

3.                                      We note your qualitative discussion of interest rate risk, derivative instruments, foreign currency risk and market risk without corresponding quantitative information associated with these risks.  In addition, we note your heavy involvement with derivative instruments disclosed in Note 10 on page 95 as well as your categories of trading income from equities (i.e., Americas, EMEA and APAC equities), global commodities and global currencies.  Given the significance of these items to your results of operations, please revise to provide quantitative disclosures about market risk associated with each type of risk. Refer to Item 305 of Regulation S-K.

Response to Comment 3

The Company notes the Staff’s comment, and in response thereto, respectfully advises the Staff that quantitative information about market risk referenced within Item 305 of Regulation S-K is only required to the extent it is material, and that the Company does not believe such risk exposure to be material. The Company’s statements on pages 5 - 6 of its Form 10-K for the year ended December 31, 2016 describe its market making activities as “market neutral” and not engaging in speculative trading on the direction of any particular market or financial instrument.

The Company generates revenues by buying and selling financial instruments and earning small bid/ask spreads across a large volume of transactions. The Company then avoids the risk of holding long or short only positions by either exiting the position or hedging in a different but economically similar instrument, which may include derivative instruments.

The Staff’s comment above regarding the Company’s heavy involvement with derivative instruments as disclosed in Note 10 on page 95 was previously addressed in the Company’s response to Comment 11 from the Staff’s comment letter dated March 4, 2014 (and the response filed on March 10, 2014). The relevant excerpt is below:

“As described in the Registration Statement, the Company’s business is that of a technology enabled market maker. The Registration Statement has been revised in response to the Staff’s comment to more clearly explain that the Company’s “trading income, net” includes trading income earned from the differences between prices at which the Company purchases or sells instruments versus the price at which the Company sells or purchases economically equivalent instruments, or “bid/ask spreads.” Please see pages 76 and 77 of the Registration Statement. Economically equivalent instruments means instruments that are of a different security type (i.e. an S&P 500 ETF equity security and an S&P 500 futures contract) but are designed to reflect or track the same underlying fundamental asset. The Company’s “trading income, net” results from market making gains and losses associated with economically neutral trading strategies, which can involve making markets in a derivative versus a correlated instrument that is not a derivative. Economically neutral trading strategies are designed to allow the Company to profit from a bid/ask spread while at the same time providing no net exposure to the Company.

These transactions may result in a gain or loss on a derivative and a corresponding loss or gain on the non-derivative where the overall net gain is “locked-in” at execution. The Company is agnostic as to whether gains or losses for any particular market making strategy result from gains or losses on derivatives or non-derivatives, as long as the overall position produces small gains on bid/ask spreads over thousands of strategies and millions of trades.

As a specific example, which is one of thousands of examples representing millions of trades, the Company may from time to time provide a market making service that results in a long position in S&P e-mini futures contracts that are hedged against an S&P ETF. In this specific example, the Company is making markets in two economically equivalent instruments and has an economically neutral position. The gain or loss from the derivatives position (the S&P e-mini futures contract) will be included in the fair value and gain impact disclosure, while the corresponding loss or gain in the S&P ETF is required to be excluded. The overall profit from the position will be included in “trading income, net” and, in this example, in the non-GAAP disclosure for Adjusted Net Trading Income under Americas Equities.

Note 10 presents only the fair value on a gross basis and the gain or loss impact from derivative instruments, without taking into consideration the corresponding loss or gain from its corresponding non-derivative instrument.

From time to time, the Company’s gains or losses derived from making markets in futures and derivatives may represent an amount greater than or less than “trading income, net.”

The Company has included under “Summary—Summary Historical and Pro Forma Consolidated and Other Data,” in footnote (5) on page 23 of the Registration Statement, a summary of its Adjusted Net Trading Income grouped according to six separate asset classes. Within each asset class, the Company uses various financial instruments, including derivatives and non-derivatives to provide its market making services. Within each type of financial instrument, the Company’s “trading income, net” may include the use of non-derivatives and derivatives.”

As a result, the Company believes that quantitative disclosures for market risk under Item 305 of Regulation S-K are not required, but does note for the Staff that it intends to revise its disclosure in future filings to clarify the qualitative disclosures, as follows:

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks in the ordinary course of business. The risks primarily relate to changes in the value of financial instruments due to factors such as market prices, interest rates, and currency rates.

Our market making activities are not dependent on the direction of any particular market and are designed to minimize capital at risk at any given time by limiting the notional size of our positions. Our strategies involve continuously quoting two-sided markets in various financial instruments with the intention of profiting by capturing the spread between the bid and offer price. If another market participant executes against the strategy’s bid or offer by crossing the spread, the strategy will instantaneously attempt to lock in a return by either exiting the position or hedging in one or more different correlated instruments that represent economically equivalent value to the primary instrument. Such primary or hedging instruments include but are not limited to securities and derivatives such as: common shares, exchange traded products, American Depositary Receipts (“ADRs”), options, bonds, futures, spot currencies and commodities. Substantially all of the financial instruments we trade are liquid and can be liquidated within a short time frame at low costs.

We use various proprietary risk management tools in managing our market risk on a continuous basis (including intraday). In order to minimize the likelihood of unintended activities by our market making strategies, if our risk management system detects a trading strategy generating revenues outside of our preset limits, it will freeze, or “lockdown”, that strategy and alert risk management personnel and management.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1 — Organization and Basis of Presentation, page 76

4.                                      We note that the Company operates under one reportable segment. We also note your presentation of ANTI on page 52 by category (i.e., Americas Equities, EMEA Equities, APAC Equities, Global Commodities, etc.), which you also describe on page 50 as a financial measure used by management to assess performance and make strategic decisions.  Given that ANTI appears to represent a measure of profitability (i.e., revenues less direct costs) and is used by management to assess performance and make strategic decisions, please tell us why you believe these categories do not represent separate operating and reportable segments in accordance with ASC 280. Refer to ASC 280-10-50-1.

Response to Comment 4

The Company notes the Staff’s comment, and in response thereto, respectfully advises the Staff that the Company’s statement on page 50 of its Form 10-K for the year ended December 31, 2016 refers to the fact that ANTI as a whole, rather than ANTI for the various asset classes, is used in evaluating operating performance and making strategic decisions.  In contrast, ANTI for the various categories (i.e., Americas Equities, EMEA Equities, APAC Equities, Global Commodities, Global Currencies, and Options, Fixed Income and Other Securities) is not used in evaluating operating performance and making strategic decisions, as discussed further below.

The Company is a technology-enabled market maker and liquidity provider and is structured, managed and operated as one business.  The Company has developed a single, proprietary, multi-asset, multi-currency technology platform through which it provides quotations to buyers and sellers in equities, commodities, currencies, options, fixed income and other securities on numerous exchanges, markets and liquidity pools in numerous countries around the world.  Accordingly, the Company operates under one reportable segment, Technology Enabled Market Making.   The Company considered whether the ANTI asset classes constitute separate operating and reportable segments under ASC 280, and has concluded that they do not, for the reasons discussed below.

The Company’s Chief Operating Decision Makers (“CODMs”) are CEO Douglas Cifu; and CFO Joseph Molluso.  There are no separate managers for different divisions or units at the Company; the CODMs are jointly responsible for overseeing all products, services and locations of the business.

The Company’s CODMs make decisions with regard to the Technology Enabled Market Making business holistically as the technology and trading strategies underlying the trading business support all of the activities of the business. The CODMs rely on a mix of information for making operating decisions and assessing performance.  The primary factors they consider include the volume and liquidity profile of a given market (e.g., equities in Colombia or US cash treasuries) and its acceptance of electronic trading, capital requirements, as well as its regulatory and technological framework, vis à vis the Company’s own technological capabilities.  That is, decisions regarding the buildout of infrastructure are based primarily on the features of various global markets.

The Company does include ANTI, equal to gross trading revenue net of certain direct expenses such as brokerage, clearing and exchange expenses (“BC&E”), for the various asset classes in its internal reporting package that is reviewed by the CODMs.  However, ANTI is not viewed by the CODMs as an indication of “gross margin” for the various asset classes.  This is because BC&E costs are not seen as a key driver of profitability of the trading businesses.  Rather, ANTI is viewed by the CODMs in a manner consistent with gross revenue.

ANTI is viewed by the CODMs in a manner consistent with gross revenue because significant business expenses such as trader, operations, and software developer compensation; data processing, connectivity, telecommunication charges; and other technology development costs, are not allocated to the various categories.  In particular, costs associated with key activities of the Company, including the trading strategies and developers supporting them, are not allocated to individual categories, as they are considered interchangeable across the categories.  In addition, the Company’s total  compensation, including its incentive compensation, which is a significant variable cost and a significant component of profitability, is determined based on the Company’s overall level of profitability, and is not allocated to the various ANTI categories.  This is because the Company’s employees are evaluated based on their overall contributions to the firm globally.  For example, traders are evaluated based on their development of new trading strategies or their efforts in breaking into new markets.  Traders are not evaluated based on the ANTI of any particular category.

As a result, the Company has concluded that the ANTI by category metric should not be considered “operating performance information,” nor is it used by the CODMs for the purposes of making resource allocations or performance evaluation.  As discussed above, business decisions are not made based on the fluctuations of individual asset classes but rather on the liquidity, volume, regulatory and technology profile of a given market, and the potential performance in the new market is assessed based on a comparison to the Company’s target cumulative total return across asset classes.

Accordingly, the Company has concluded that individual asset classes should not be considered as separate operating segments.  The Company provides information on ANTI by asset class in order to provide research analysts, and lenders additional information to assess operating performance as compared to our competitors, and accordingly provides the same information in its internal reporting package that is reviewed by the CODMs, among other performance metrics.  The Company will revise its disclosure in future filings to clarify that ANTI by asset class is not used by the Company in evaluating operating performance and making strategic decisions, as follows (revisions are underlined):

Total Adjusted Net Trading Income, EBITDA, Adjusted EBITDA, Normalized Adjusted Net Income, Normalized Adjusted Net Income before income taxes, Normalized provision for income taxes and Normalized Adjusted EPS are non-GAAP financial measures used by management in evaluating operating performance and in making strategic decisions.  Additional information provided regarding the breakdown of Total ANTI by category is also a non-GAAP financial measure but is not used by the Company in evaluating operating performance and in making strategic decisions.

Item 9B. Other Information, page 110

5.                                      We note your disclosure stating that you have made corrections to the consolidated statements of comprehensive income for the year ended December 31, 2016 included in this Form 10-K compared to the earnings release furnished as Exhibit 99.1 on Form 8-K on February 2, 2017 relating to finalization of transfer pricing arrangements.  Similarly, we note that there have been changes to the “operations and administrative,” “provision for income taxes” and “noncontrolling interest” line items included in the 2016 Form 10-K compared to the earnings release provided on February 2, 2017.  Please address the following:

•                                          Tell us the nature and amount of all adjustments recognized in your 2016 Form 10-K that were not reflected in your earnings release on February 2, 2017.  In this regard, explain to us why noncontrolling interest appears to be the line item that was most significantly impacted by your adjustments. Provide us with the relevant accounting literature supporting your treatment.

•                                          Tell us whether the changes and adjustments identified above represent a correction of an error or relate to any period prior to the fourth quarter of 2016.  If so, provide us with your materiality analysis of the error.

•                                          Explain to us how these changes are reflected in your income tax footnote (i.e., Note 11 beginning on page 95). In this regard, tell us and revise your disclosures in future filings to explain the change in the federal deferred provision from $3,345 for the year ended December 31, 2015 to $13,547 for the year ended December 31, 2016.

Response to Comment 5

•                                          Tell us the nature and amount of all adjustments recognized in your 2016 Form 10-K that were not reflected in your earnings release on February 2, 2017.  In this regard, explain to us why noncontrolling interest appears to be the line item that was most significantly impacted by your adjustments. Provide us with the relevant accounting literature supporting your treatment.

All adjustments recognized in our 2016 Form 10-K as compared to the earnings release furnished as Exhibit 99.1 on Form 8-K on February 2, 2017 relate to the finalization of transfer pricing arrangements during the interim period between the release and the filing of our 2016 Form 10-K. The changes were as follows:

	Per Earnings	Per
(Amounts in thousands)	Release	Form 10-K	Difference
Operating expenses:
Operations and administrative	$22,773	$23,039	$266

Provision for income taxes	21,326	21,251	(75)
U.S.	14,088	16,469	2,381
Non-U.S.	7,238	4,782	(2,456)

Net income	158,531	158,340	(191)

Noncontrolling interest	(123,811)	(125,360)	(1,549)

Net income available for common stockholders	34,720	32,980	(1,740)

Earnings per share
Basic	$0 .88	$0 .83	$(0.05)
Diluted	$0 .88	$0 .83	$(0.05)

The finalization of the transfer pricing arrangements impacted “provision for income taxes” and “noncontrolling interest”, as indicated in the Staff’s question.  These two financial statement line items are related because of the Company’s “Up-C” structure. All other factors being equal, an increase in the Company’s foreign tax provision as a percentage of its total tax provision results in a decrease in the net income attributable to noncontrolling interest, as the noncontrolling interest bears a proportionate share of foreign tax payments but is generally not subject to US corporate tax obligations.  On the other hand, a decrease in the Company’s foreign tax provision as a percentage of its total tax provision results in an increase in the net income attributable to noncontrolling interest.

In this case, the finalization of transfer pricing arrangements resulted in higher taxable income in the US and lower taxable income in foreign locations, which caused a decrease in foreign tax provision in the Form 10-K, with the final amount equal to $4.8 million.  The change to the foreign tax provision had multiple ancillary effects.  For one, the $0.3 million adjustment to “Operations and Administrative” expenses resulted from revised revaluation of outstanding tax balances denominated in foreign currency to the Company’s reporting currency of U.S. dollars. Additionally, to derive noncontrolling interest from “Income before income taxes and noncontrolling interest”, we multiply the latter by the noncontrolling interest’s ownership percentage of Virtu Financial LLC and then deduct an amount equal to the noncontrolling interest’s ownership percentage multiplied by the foreign tax provision.  As indicated, because the final foreign tax provision was equal to $4.8 million and the total tax provision was equal to $21.3 million, noncontrolling interest was adjusted from $123.8 million to $125.36 million, which contributed to a downward adjustment in net income attributable to common stockholders from $34.7 million to $33.0 million.

•                                          Tell us whether the changes and adjustments identified above represent a correction of an error or relate to any period prior to the fourth quarter of 2016.  If so, provide us with your materiality analysis of the error.

As indicated previously, the Company from time to time revisits its transfer pricing arrangements to ensure intercompany charges appropriately reflect market terms for equivalent arm’s length arrangements.  A study of the Company’s transfer pricing arrangements for the year ended December 31, 2016 was concluded after year end, and conclusions from the study were used for purposes of intercompany charges for the year. The foregoing changes and adjustments reflect changes in accounting estimates resulting from new information or subsequent developments, and accordingly, from better insight or improved judgment, in accordance with ASC 250-10-20.

•                                          Explain to us how these changes are reflected in your income tax footnote (i.e., Note 11 beginning on page 95). In this regard, tell us and revise your disclosures in future filings to explain the change in the federal deferred provision from $3,345 for the year ended December 31, 2015 to $13,547 for the year ended December 31, 2016.

Note 11 sets forth the components of the Company’s provision for income tax, which includes current and deferred federal, state and local and foreign income taxes.  The provision for federal income tax increased for the year ended December 31, 2015 to the year ended December 31, 2016 due to: (1) the Company’s initial public offering was consummated in April 2015, prior to which the Company’s predecessor entity did not pay federal income tax; (2) the Company’s percentage ownership in the operating company, Virtu Financial LLC, increased over time during the relevant periods; and (3) the Company’s increased percentage ownership in Virtu Financial LLC resulted in increased amortization of the Company’s deferred tax asset created as a result of exchanges of interest in Virtu Financial LLC for common shares in Virtu Financial, Inc.

Form 8-K Filed April 20, 2017

Exhibit 99.2

6.                                      We note that you present flash results for the first quarter of 2017 that you expect to announce on May 4, 2017, which include net income, EBITDA, and Pro Forma Adjusted Net Income, among others.  Please address the following:

•                                          The use of the term “pro forma” does not appear to align with the meaning within Article 11 of Regulation S-X.  Revise your future filings to remove reference to the term “pro forma,” and ensure your non-GAAP measures are properly described.

•                                          We note that EBITDA is included under the “GAAP Measures” header.  Revise your future filings to label and identify EBITDA as a non-GAAP financial measure.

•                                          We note that some of your reported results changed from the flash results on April 20, 2017 to the full results announced on May 4, 2017.  For example, we note that net income and EBITDA margin changed from $21.3 million and 44.7% to $21.1 million and 45.7%, respectively.  Tell us what changed and why. In addition, clearly disclose in your future filings if there has been a change to previously reported and announced financial results and the reason for the change.

Response to Comment 6

•                                          The use of the term “pro forma” does not appear to align with the meaning within Article 11 of Regulation S-X.  Revise your future filings to remove reference to the term “pro forma,” and ensure your non-GAAP measures are properly described.

The Company intended to use the term “Normalized Adjusted Net Income” rather than “Pro Forma Adjusted Net Income”, consistent with prior filings and releases, and will ensure future filings and releases utilize the former term.

•                                          We note that EBITDA is included under the “GAAP Measures” header.  Revise your future filings to label and identify EBITDA as a non-GAAP financial measure.

We note the Staff’s comment and will revise future filings accordingly.

•                                          We note that some of your reported results changed from the flash results on April 20, 2017 to the full results announced on May 4, 2017.  For example, we note that net income and EBITDA margin changed from $21.3 million and 44.7% to $21.1 million and 45.7%, respectively.  Tell us what changed and why. In addition, clearly disclose in your future filings if there has been a change to previously reported and announced financial results and the reason for the change.

We note the Staff’s comment and will include in future filings disclosure around any changes to previously reported and announced financial results.  With respect to the identified differences between the April 20, 2017 flash results and the full results announced May 4, 2017, these changes reflect ordinary course month end reconciliation processes, which can be considered to reflect changes in accounting estimates resulting from new information or subsequent developments, and accordingly, from better insight or improved judgment.

*  *  *  *

In addition, pursuant to your request, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 418-0172.

Very truly yours,

/s/ Joseph Molluso

Joseph Molluso

cc:                                John C. Kennedy

Patricia Vaz de Almeida

Paul, Weiss, Rifkind, Wharton & Garrison LLP